Filed by Prosperity Bancshares, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: LegacyTexas Financial Group, Inc.

Commission File Number: 001-34737

PRESS RELEASE	For more information contact:

Prosperity Bancshares, Inc.®	Cullen Zalman
Prosperity Bank Plaza	Vice President – Banking and Corporate Activities
4295 San Felipe	281.269.7199
Houston, Texas 77027	cullen.zalman@prosperitybankusa.com

FOR IMMEDIATE RELEASE

PROSPERITY BANCSHARES, INC.®

REPORTS THIRD QUARTER

2019 EARNINGS

•	Third quarter earnings per common share (diluted) of $1.19
•	Third quarter net income of $81.758 million
•	Nonperforming assets remain low at 0.26% of third quarter average interest-earning assets
•	Return (annualized) on third quarter average assets of 1.47%
•	Returns (annualized) on third quarter average common equity of 7.89% and average tangible common equity of 14.77%(1)
•	Loans increased $85.970 million or 3.2% (annualized) during the third quarter 2019
•	Increase in dividend of 12.2% to $0.46 for the fourth quarter 2019
•	Received all necessary regulatory approvals for the pending merger with LegacyTexas Financial Group, Inc.

HOUSTON, October 23, 2019. Prosperity Bancshares, Inc.® (NYSE: PB), the parent company of Prosperity Bank® (collectively, “Prosperity”), reported net income for the quarter ended September 30, 2019 of $81.758 million compared with $82.523 million for the same period in 2018. Net income per diluted common share increased to $1.19 compared with $1.18 for the same period in 2018. Additionally, loans increased 3.2% (annualized) during the third quarter 2019 and nonperforming assets remain low at 0.26% of third quarter average interest-earning assets.

“I am very excited with all that is going on at Prosperity.  We had strong financial results in the third quarter, with net income of $81.758 million, return on average assets of 1.47% annualized and return on average tangible common equity of 14.77% annualized.  We were pleased with the net interest margin on a tax equivalent basis of 3.16% for the third quarter 2019, compared with 3.15% for the same period in 2018 and 3.16% on a linked quarter basis for the second quarter 2019,” said David Zalman, Prosperity’s Chairman and Chief Executive Officer.

“Additionally, our board of directors voted to increase the fourth quarter dividend to $0.46 per share, a 12.2% increase.  Our company continues to perform well and we want to share that success with our shareholders,” continued Zalman.

“Completion of our merger with LegacyTexas Financial Group remains on schedule, as we have received all required regulatory approvals and shareholder meetings for each company are scheduled for next week. The management teams from both companies meet on a weekly basis and share many similar viewpoints.  Both Legacy’s and our goal is to develop people to be the next generation of leaders, make every customer’s experience easy and enjoyable and operate in a safe and sound manner.  We want to expand our use

______________

(1)	Refer to the “Notes to Selected Financial Data” at the end of this Earnings Release for a reconciliation of this non-GAAP financial measure to the nearest GAAP financial measure.

of technology and digital products, making it easier for our customers to do business and continue to enhance shareholder value,” added Zalman.

“We believe our customers remain positive about the economy.  In Texas and Oklahoma, unemployment remains low and demand at businesses is good.  In my personal opinion, the economy in our market areas remains sustainable. I want to thank all of our associates, directors, customers and shareholders for helping us to achieve the success we have had over the years,” concluded Zalman.

Results of Operations for the Three Months Ended September 30, 2019

Net income was $81.758 million(2) for the three months ended September 30, 2019 compared with $82.523 million(3) for the same period in 2018. Net income per diluted common share was $1.19 for the three months ended September 30, 2019 compared with $1.18 for the same period in 2018. Annualized returns on average assets, average common equity and average tangible common equity for the three months ended September 30, 2019 were 1.47%, 7.89% and 14.77%(1), respectively. Prosperity’s efficiency ratio (excluding credit loss provisions, net gains on the sale of assets and taxes) was 43.70%(1) for the three months ended September 30, 2019.

Net interest income before provision for credit losses for the three months ended September 30, 2019 was $153.990 million compared with $157.319 million for the same period in 2018, a decrease of $3.329 million or 2.1%. This change was primarily due to higher rates on interest-bearing liabilities and lower investment securities balances, partially offset by an increase in loan balances and loan yield. On a linked quarter basis, net interest income before provision for credit losses was $153.990 million compared with $154.838 million for the three months ended June 30, 2019.

The net interest margin on a tax equivalent basis was 3.16% for the three months ended September 30, 2019 compared with 3.15% for the same period in 2018. On a linked quarter basis, the net interest margin remained unchanged at 3.16% compared with the three months ended June 30, 2019.

Noninterest income was $30.673 million for the three months ended September 30, 2019 compared with $30.624 million for the same period in 2018. On a linked quarter basis, noninterest income increased $715 thousand or 2.4% to $30.673 million compared with $29.958 million for the three months ended June 30, 2019. This increase was primarily due to an increase in nonsufficient funds fees.

Noninterest expense was $80.699 million for the three months ended September 30, 2019 compared with $81.760 million for the same period in 2018, a decrease of $1.061 million or 1.3%. This change was primarily due to decreases in regulatory assessments and FDIC insurance and other noninterest expense, partially offset by an increase in salaries and benefits. On a linked quarter basis, noninterest expense decreased $122 thousand or 0.2% to $80.699 million compared with $80.821 million for the three months ended June 30, 2019.

Results of Operations for the Nine Months Ended September 30, 2019

Net income was $246.418 million(4) for the nine months ended September 30, 2019 compared with $238.481 million(5) for the same period in 2018, an increase of $7.937 million or 3.3%. Net income per diluted common share was $3.55 for the nine months ended September 30, 2019 compared with $3.42 for the same period in 2018, an increase of 3.8%. Annualized returns on average assets, average common equity and average tangible common equity for the nine months ended September 30, 2019 were 1.47%, 7.95% and 14.94%(1), respectively. Prosperity’s efficiency ratio (excluding credit loss provisions, net gains and losses on the sale of assets and taxes) was 43.46%(1) for the nine months ended September 30, 2019.

Net interest income before provision for credit losses for the nine months ended September 30, 2019 was $463.739 million compared with $472.345 million for the same period in 2018, a decrease of $8.606 million or 1.8%. This change was primarily due to higher rates on deposits, lower investment securities balances, a decrease in loan discount accretion and the collection of previously identified troubled assets during the second quarter of 2018. This change was partially offset by an increase in loan balances and higher loan yields.

The net interest margin on a tax equivalent basis for the nine months ended September 30, 2019 was 3.17% compared with 3.20% for the same period in 2018. This change was primarily due to a decrease in loan discount accretion of $6.703 million and the collection of previously identified troubled assets during the second quarter of 2018.

______________

(2)	Includes purchase accounting adjustments of $895 thousand, net of tax, primarily comprised of loan discount accretion of $1.283 million for the three months ended September 30, 2019.
(3)	Includes purchase accounting adjustments of $2.514 million, net of tax, primarily comprised of loan discount accretion of $3.457 million for the three months ended September 30, 2018.
(4)	Includes purchase accounting adjustments of $2.909 million, net of tax, primarily comprised of loan discount accretion of $4.303 million for the nine months ended September 30, 2019.
(5)	Includes purchase accounting adjustments of $7.971 million, net of tax, primarily comprised of loan discount accretion of $11.006 million for the nine months ended September 30, 2018.

Noninterest income was $88.775 million for the nine months ended September 30, 2019 compared with $86.933 million for the same period in 2018, an increase of $1.842 million or 2.1%. This increase was primarily due to an increase in other noninterest income.

Noninterest expense was $240.091 million for the nine months ended September 30, 2019 compared with $245.416 million for the same period in 2018, a decrease of $5.325 million or 2.2%. This change was primarily due to decreases in regulatory assessments and FDIC insurance and other noninterest expense.

Balance Sheet Information

At September 30, 2019, Prosperity had $22.093 billion in total assets, a decrease of $519.766 million or 2.3%, compared with $22.613 billion at September 30, 2018.

Loans at September 30, 2019 were $10.673 billion, an increase of $380.499 million or 3.7%, compared with $10.293 billion at September 30, 2018. Linked quarter loans increased $85.970 million or 0.8% (3.2% annualized) from $10.587 billion at June 30, 2019.

Deposits at September 30, 2019 were $16.930 billion, an increase of $196.156 million or 1.2%, compared with $16.734 billion at September 30, 2018. Linked quarter deposits increased $42.291 million or 0.3% from $16.888 billion at June 30, 2019.

Asset Quality

Nonperforming assets totaled $51.157 million or 0.26% of quarterly average interest-earning assets at September 30, 2019, compared with $16.777 million or 0.08% of quarterly average interest-earning assets at September 30, 2018, and $41.558 million or 0.21% of quarterly average interest-earning assets at June 30, 2019. The increase during the third quarter 2019 was primarily due to the addition of two commercial real estate loans.

The allowance for credit losses was $87.061 million or 0.82% of total loans at September 30, 2019, $85.996 million or 0.84% of total loans at September 30, 2018 and $87.006 million or 0.82% of total loans at June 30, 2019. Excluding loans acquired that are accounted for under FASB Accounting Standards Codification (“ASC”) Topics 310-20 and 310-30, the allowance for credit losses was 0.85%(1) of remaining loans as of September 30, 2019, compared with 0.88%(1) at September 30, 2018 and 0.86%(1) at June 30, 2019.

The provision for credit losses was $1.100 million for the three months ended September 30, 2019 compared with $2.350 million for the three months ended September 30, 2018 and $800 thousand for the three months ended June 30, 2019. The provision for credit losses was $2.600 million for the nine months ended September 30, 2019 compared with $15.350 million for the nine months ended September 30, 2018.

Net charge-offs were $1.046 million for the three months ended September 30, 2019 compared with net charge-offs of $1.318 million for the three months ended September 30, 2018 and net recoveries of $115 thousand for the three months ended June 30, 2019. Net charge-offs were $1.980 million for the nine months ended September 30, 2019 compared with $13.395 million for the nine months ended September 30, 2018.

Dividend

Prosperity Bancshares declared a fourth quarter cash dividend of $0.46 per share to be paid on January 2, 2020 to all shareholders of record as of December 16, 2019.

Stock Repurchase Program

On January 19, 2018, Prosperity Bancshares announced a stock repurchase program under which up to 5%, or approximately 3.47 million shares, of its outstanding common stock may be acquired over a two-year period expiring on January 16, 2020, at the discretion of management. Prosperity Bancshares repurchased 654.6 thousand shares of its common stock at an average weighted price of $63.59 per share during the three months ended September 30, 2019 and 1.473 million shares of its common stock at an average weighted price of $64.10 per share during the nine months ended September 30, 2019.

Pending Merger with LegacyTexas Financial Group, Inc.

On June 17, 2019 Prosperity Bancshares and LegacyTexas Financial Group, Inc. (“LegacyTexas”) jointly announced the signing of a definitive agreement whereby LegacyTexas, the parent company of LegacyTexas Bank will merge into Prosperity. LegacyTexas Bank operates 42 locations in 19 North Texas cities in and around the Dallas-Fort Worth area. As of September 30, 2019, LegacyTexas, on a consolidated basis, reported total assets of $10.5 billion, total gross loans of $9.1 billion and total deposits of $6.5 billion.

Under the terms of the merger agreement, stockholders of LegacyTexas will receive 0.5280 shares of Prosperity common stock and $6.28 cash for each LegacyTexas share. Consummation of the merger is subject to certain conditions, including the approval by the shareholders of Prosperity Bancshares and LegacyTexas and customary regulatory approvals. Based on Prosperity’s closing price of $67.24 on June 14, 2019, the total consideration was valued at approximately $2.1 billion, or approximately $41.78 per share.

Conference Call

Prosperity’s management team will host a conference call on Wednesday, October 23, 2019 at 11:30 a.m. Eastern Time (10:30 a.m. Central Time) to discuss Prosperity’s third quarter 2019 earnings. Individuals and investment professionals may participate in the call by dialing 877-883-0383 for domestic participants, or 412-902-6506 for international participants. The elite entry number is 6181935.

Alternatively, individuals may listen to the live webcast of the presentation by visiting Prosperity’s website at www.prosperitybankusa.com. The webcast may be accessed from Prosperity’s home page by selecting “Presentations & Calls” from the drop-down menu on the Investor Relations tab and following the instructions.

Non-GAAP Financial Measures

Prosperity’s management uses certain non-GAAP financial measures to evaluate its performance. Specifically, Prosperity reviews tangible book value per share, return on average tangible common equity, tangible equity to tangible assets ratio and the efficiency ratio, excluding net gains and losses on the sale of assets and securities. Further, as a result of acquisitions and the related purchase accounting adjustments, Prosperity uses certain non-GAAP financial measures and ratios that exclude the impact of these items to evaluate its allowance for credit losses to total loans (excluding acquired loans accounted for under ASC Topics 310-20, “Receivables-Nonrefundable Fees and Other Costs” and 310-30, “Receivables-Loans and Debt Securities Acquired with Deteriorated Credit Quality”). Prosperity believes these non-GAAP financial measures provide information useful to investors in understanding Prosperity’s financial results and that their presentation, together with the accompanying reconciliations, provides a more complete understanding of factors and trends affecting Prosperity’s business and allows investors to view performance in a manner similar to management, the entire financial services sector, bank stock analysts and bank regulators. Further, Prosperity believes that these non-GAAP financial measures provide useful information by excluding certain items that may not be indicative of its core operating earnings and business outlook. These non-GAAP financial measures should not be considered a substitute for, nor of greater importance than, GAAP basis financial measures and results; Prosperity strongly encourages investors to review its consolidated financial statements in their entirety and not to rely on any single financial measure. Because non-GAAP financial measures are not standardized, it may not be possible to compare these financial measures with other companies’ non-GAAP financial measures having the same or similar names. Please refer to the “Notes to Selected Financial Data” at the end of this Earnings Release for a reconciliation of these non-GAAP financial measures to the nearest respective GAAP financial measures.

Prosperity Bancshares, Inc. ®

As of September 30, 2019, Prosperity Bancshares, Inc. ® is a $22.093 billion Houston, Texas based regional financial holding company, formed in 1983. Operating under a community banking philosophy and seeking to develop broad customer relationships based on service and convenience, Prosperity offers a variety of traditional loan and deposit products to its customers, which consist primarily of small and medium sized businesses and consumers. In addition to established banking products, Prosperity offers a complete line of financial services including: Internet Banking services at www.prosperitybankusa.com, Retail Brokerage Services, Credit Cards, Debit Cards, 24 hour voice response banking, Trust and Wealth Management, Mortgage Services, Cash Management and Mobile Banking.

As of September 30, 2019, Prosperity operated 243 full-service banking locations: 65 in the Houston area, including The Woodlands; 30 in the South Texas area including Corpus Christi and Victoria; 33 in the Dallas/Fort Worth area; 22 in the East Texas area; 29 in the Central Texas area including Austin and San Antonio; 34 in the West Texas area including Lubbock, Midland-Odessa and Abilene; 16 in the Bryan/College Station area; 6 in the Central Oklahoma area; and 8 in the Tulsa, Oklahoma area.

Cautionary Notes on Forward-Looking Statements

This communication contains, and the remarks by Prosperity’s management on the conference call may contain, statements which, to the extent they are not statements of historical fact, constitute “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. From time to time, oral or written forward-looking statements may also be included in other information released to the public. Such statements are typically, but not exclusively, identified by the use in the statements of words or phrases such as “aim,” “anticipate,” “estimate,” “expect,” “goal,” “guidance,” “intend,” “is anticipated,” “is expected,” “is intended,” “objective,” “plan,” “projected,” “projection,” “will affect,” “will be,” “will continue,” “will decrease,” “will grow,” “will impact,” “will increase,” “will incur,” “will reduce,” “will remain,” “will result,” “would be,” variations of such words or phrases (including where the word “could,” “may,” or “would” is used rather than the word “will” in a phrase) and similar words and phrases indicating that the statement addresses some future result, occurrence, plan or objective. These forward-looking statements may include information about Prosperity’s and LegacyTexas’s possible or assumed future economic performance or future results of operations, including future revenues, income, expenses, provision for loan losses, provision for taxes, effective tax rate, earnings per share and cash flows and Prosperity’s or LegacyTexas’s future capital expenditures and dividends, future financial condition and changes therein, including changes in Prosperity’s and LegacyTexas’s loan portfolio and allowance for loan losses, future capital structure or changes therein, as well as the plans and objectives of management for Prosperity’s or LegacyTexas’s future operations, future or proposed acquisitions, the future or expected effect of acquisitions on Prosperity’s or LegacyTexas’s operations, results of operations, financial condition, and future economic performance, statements about the anticipated benefits of the proposed transaction, and statements about the assumptions underlying any such statement. The forward-looking statements are based on expectations and assumptions Prosperity and LegacyTexas currently believe to be valid. Because forward-looking statements relate to future results and occurrences, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Many possible events or factors could adversely affect the future financial results and performance of Prosperity, LegacyTexas or the combined company and could cause those results or performance to differ materially from those expressed in the forward-looking statements. Such risks and uncertainties include, among others: the occurrence of any event, change or other circumstance that could give rise to the right of one or both of the parties to terminate the merger agreement, the outcome of any legal proceedings that may be instituted against Prosperity or LegacyTexas, delays in completing the transaction, the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) or shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all, the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors generally, or specifically in the Dallas/Fort Worth area where LegacyTexas does a majority of its business and Prosperity has a significant presence, the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, diversion of management’s attention from ongoing business operations and opportunities, potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction, Prosperity’s ability to complete the acquisition and integration of LegacyTexas successfully, and the dilution caused by Prosperity’s issuance of additional shares of its common stock in connection with the transaction. Each of Prosperity and LegacyTexas disclaims any obligation to update such factors or to publicly announce the results of any revisions to any of the forward-looking statements included herein to reflect future events or developments. Further information on Prosperity, LegacyTexas and factors which could affect the forward-looking statements contained herein can be found in Prosperity’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, its Quarterly Report on Form 10-Q for the three- and six-month periods ended June 30, 2019 and its other filings with the Securities and Exchange Commission (“SEC”), and in LegacyTexas’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, its Quarterly Report on Form 10-Q for the three- and six-month periods ended June 30, 2019 and its other filings with the SEC.

Additional Information about the Merger and Where to Find It

In connection with the proposed merger of LegacyTexas into Prosperity, Prosperity has filed with the SEC a registration statement on Form S-4 to register the shares of Prosperity common stock to be issued to the stockholders of LegacyTexas. The registration statement includes a joint proxy statement/prospectus which has been sent to the stockholders of LegacyTexas and the shareholders of Prosperity seeking their approval of the proposed transaction.

WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT PROSPERITY, LEGACYTEXAS AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Documents filed with the SEC by Prosperity will be available free of charge by directing a request by telephone or mail to Prosperity Bancshares, Inc., Prosperity Bank Plaza, 4295 San Felipe, Houston, Texas 77027 Attn: Investor Relations, (281) 269-7199 and documents filed with the SEC by LegacyTexas will be available free of charge by directing a request by telephone or mail to LegacyTexas Financial Group, Inc., 5851 Legacy Circle, Suite 1200, Plano, Texas 75024, (972) 578-5000.

Participants in the Solicitation

Prosperity, LegacyTexas and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Prosperity and the stockholders of LegacyTexas in connection with the proposed transaction. Certain information regarding the interests of these participants and a description of their direct and indirect interests, by security holdings or otherwise, is included in the joint proxy statement/prospectus regarding the proposed transaction filed with the SEC by Prosperity and LegacyTexas. Additional information about Prosperity and its directors and executive officers may be found in the definitive proxy statement of Prosperity relating to its 2019 Annual Meeting of Shareholders filed with the SEC on March 14, 2019, and other documents filed by Prosperity with the SEC. Additional information about LegacyTexas and its directors and executive officers may be found in the definitive proxy statement of LegacyTexas relating to its 2019 Annual Meeting of Stockholders filed with the SEC on April 12, 2019, and other documents filed by LegacyTexas with the SEC. These documents can be obtained free of charge from the sources described above.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, invitation, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Bryan/College Station Area -	Keller	West University	Taft
Bryan	Roanoke	Woodcreek	Yoakum
Bryan-29th Street	Stockyards		Yorktown
Bryan-East		Katy -
Bryan-North	Other Dallas/Fort Worth Area	Cinco Ranch	West Texas Area -
Caldwell	Locations -	Katy-Spring Green	Abilene -
College Station	Arlington		Antilley Road
Crescent Point	Azle	The Woodlands -	Barrow Street
Hearne	Ennis	The Woodlands-College Park	Cypress Street
Huntsville	Gainesville	The Woodlands-I-45	Judge Ely
Madisonville	Glen Rose	The Woodlands-Research Forest	Mockingbird
Navasota	Granbury
New Waverly	Mesquite	Other Houston Area	Lubbock -
Rock Prairie	Muenster	Locations -	4th Street
Southwest Parkway	Sanger	Angleton	66th Street
Tower Point	Waxahachie	Bay City	82nd Street
Wellborn Road	Weatherford	Beaumont	86th Street
		Cleveland	98th Street
Central Texas Area -	East Texas Area -	East Bernard	Avenue Q
Austin -	Athens	El Campo	North University
Allandale	Blooming Grove	Dayton	Texas Tech Student Union
Cedar Park	Canton	Galveston
Congress	Carthage	Groves	Midland -
Lakeway	Corsicana	Hempstead	Wadley
Liberty Hill	Crockett	Hitchcock	Wall Street
Northland	Eustace	Liberty
Oak Hill	Gilmer	Magnolia	Odessa -
Research Blvd	Grapeland	Magnolia Parkway	Grandview
Westlake	Gun Barrel City	Mont Belvieu	Grant
	Jacksonville	Nederland	Kermit Highway
Other Central Texas Area	Kerens	Needville	Parkway
Locations -	Longview	Rosenberg
Bastrop	Mount Vernon	Shadow Creek	Other West Texas Area
Canyon Lake	Palestine	Spring	Locations -
Dime Box	Rusk	Tomball	Big Spring
Dripping Springs	Seven Points	Waller	Brownfield
Elgin	Teague	West Columbia	Brownwood
Flatonia	Tyler-Beckham	Wharton	Cisco
Georgetown	Tyler-South Broadway	Winnie	Comanche
Gruene	Tyler-University	Wirt	Early
Kingsland	Winnsboro		Floydada
La Grange		South Texas Area -	Gorman
Lexington	Houston Area -	Corpus Christi -	Levelland
New Braunfels	Houston -	Calallen	Littlefield
Pleasanton	Aldine	Carmel	Merkel
Round Rock	Alief	Northwest	Plainview
San Antonio	Bellaire	Saratoga	San Angelo
Schulenburg	Beltway	Timbergate	Slaton
Seguin	Clear Lake	Water Street	Snyder
Smithville	Copperfield
Thorndale	Cypress	Victoria -	Oklahoma
Weimar	Downtown	Victoria Main	Central Oklahoma Area-
	Eastex	Victoria-Navarro	Oklahoma City -
Dallas/Fort Worth Area -	Fairfield	Victoria-North	23rd Street
Dallas -	First Colony	Victoria Salem	Expressway
Abrams Centre	Fry Road		I-240
Balch Springs	Gessner	Other South Texas Area	Memorial
Camp Wisdom	Gladebrook	Locations -
Cedar Hill	Grand Parkway	Alice	Other Central Oklahoma Area
Frisco	Heights	Aransas Pass	Locations -
Frisco-West	Highway 6 West	Beeville	Edmond
Kiest	Little York	Colony Creek	Norman
McKinney	Medical Center	Cuero
McKinney-Stonebridge	Memorial Drive	Edna	Tulsa Area-
Midway	Northside	Goliad	Tulsa -
Plano	Pasadena	Gonzales	Garnett
Preston Forest	Pecan Grove	Hallettsville	Harvard
Preston Road	Pin Oak	Kingsville	Memorial
Red Oak	River Oaks	Mathis	Sheridan
Sachse	Sugar Land	Padre Island	S. Harvard
The Colony	SW Medical Center	Palacios	Utica Tower
Turtle Creek	Tanglewood	Port Lavaca	Yale
Westmoreland	The Plaza	Portland
	Uptown	Rockport	Other Tulsa Area Locations -
Fort Worth -	Waugh Drive	Sinton	Owasso
Haltom City	Westheimer

 - - -

Prosperity Bancshares, Inc.®

Financial Highlights (Unaudited)

(In thousands)

	Sep 30, 2019	Jun 30, 2019	Mar 31, 2019	Dec 31, 2018	Sep 30, 2018
Balance Sheet Data (at period end)
Loans	$10,673,345	$10,587,375	$10,414,022	$10,370,313	$10,292,846
Investment securities(A)	8,495,206	8,951,940	9,137,645	9,408,966	9,504,733
Federal funds sold	521	555	566	552	639
Allowance for credit losses	(87,061)	(87,006)	(86,091)	(86,440)	(85,996)
Cash and due from banks	420,359	302,069	291,498	410,575	293,831
Goodwill	1,900,845	1,900,845	1,900,845	1,900,845	1,900,845
Core deposit intangibles, net	29,051	30,299	31,564	32,883	34,295
Other real estate owned	815	2,005	2,096	1,805	889
Fixed assets, net	263,703	262,479	257,595	257,046	256,426
Other assets	396,033	424,660	404,501	396,857	414,075
Total assets	$22,092,817	$22,375,221	$22,354,241	$22,693,402	$22,612,583

Noninterest-bearing deposits	$5,784,002	$5,691,236	$5,673,707	$5,666,115	$5,700,242
Interest-bearing deposits	11,145,918	11,196,393	11,524,063	11,590,443	11,033,522
Total deposits	16,929,920	16,887,629	17,197,770	17,256,558	16,733,764
Other borrowings	600,795	940,874	680,952	1,031,126	1,501,207
Securities sold under repurchase agreements	311,404	313,825	254,573	284,720	297,126
Other liabilities	123,892	104,998	111,156	68,174	84,789
Total liabilities	17,966,011	18,247,326	18,244,451	18,640,578	18,616,886
Shareholders' equity(B)	4,126,806	4,127,895	4,109,790	4,052,824	3,995,697
Total liabilities and equity	$22,092,817	$22,375,221	$22,354,241	$22,693,402	$22,612,583

(A) Includes $49, $1,611, $895, $392 and $586 in unrealized gains on available for sale securities for the quarterly periods ended September 30, 2019, June 30, 2019, March 31, 2019, December 31, 2018 and September 30, 2018, respectively.

(B) Includes $38, $1,273, $706, $310, and $463 in after-tax unrealized gains on available for sale securities for the quarterly periods ended September 30, 2019, June 30, 2019, March 31, 2019, December 31, 2018 and September 30, 2018, respectively.

Prosperity Bancshares, Inc.®

Financial Highlights (Unaudited)

(In thousands)

	Three Months Ended					Year-to-Date
	Sep 30, 2019	Jun 30, 2019	Mar 31, 2019	Dec 31, 2018	Sep 30, 2018	Sep 30, 2019	Sep 30, 2018
Income Statement Data
Interest income:
Loans	$134,943	$133,525	$130,065	$130,627	$128,645	$398,533	$373,336
Securities(C)	50,872	53,944	55,648	56,170	55,705	160,464	165,739
Federal funds sold and other earning assets	363	318	402	397	326	1,083	940
Total interest income	186,178	187,787	186,115	187,194	184,676	560,080	540,015

Interest expense:
Deposits	26,939	26,562	25,128	21,643	19,208	78,629	49,741
Other borrowings	4,335	5,556	5,317	7,639	7,583	15,208	16,602
Securities sold under repurchase agreements	914	831	759	664	566	2,504	1,327
Total interest expense	32,188	32,949	31,204	29,946	27,357	96,341	67,670
Net interest income	153,990	154,838	154,911	157,248	157,319	463,739	472,345
Provision for credit losses	1,100	800	700	1,000	2,350	2,600	15,350
Net interest income after provision for credit losses	152,890	154,038	154,211	156,248	154,969	461,139	456,995

Noninterest income:
Nonsufficient funds (NSF) fees	8,835	7,973	7,816	8,902	8,606	24,624	24,261
Credit card, debit card and ATM card income	6,688	6,480	5,971	6,508	6,242	19,139	18,538
Service charges on deposit accounts	5,020	4,989	4,998	5,090	5,137	15,007	15,562
Trust income	2,492	2,558	2,595	2,507	2,692	7,645	7,671
Mortgage income	839	990	722	627	856	2,551	2,728
Brokerage income	522	541	673	521	784	1,736	2,096
Bank owned life insurance income	1,314	1,321	1,289	1,330	1,326	3,924	3,954
Net (loss) gain on sale of assets	(3)	2	58	(715)	4	57	(40)
Net loss on sale of securities	—	—	—	—	—	—	(13)
Other noninterest income	4,966	5,104	4,022	4,309	4,977	14,092	12,176
Total noninterest income	30,673	29,958	28,144	29,079	30,624	88,775	86,933

Noninterest expense:
Salaries and benefits	52,978	52,941	51,073	51,852	51,906	156,992	155,665
Net occupancy and equipment	5,607	5,492	5,466	5,651	5,808	16,565	17,109
Credit and debit card, data processing and software amortization	4,989	4,904	4,573	4,474	4,512	14,466	13,316
Regulatory assessments and FDIC insurance	1,814	2,325	2,374	2,764	3,347	6,513	10,497
Core deposit intangibles amortization	1,248	1,265	1,319	1,412	1,478	3,832	4,547
Depreciation	3,286	3,111	3,104	3,139	3,139	9,501	9,226
Communications	2,214	2,183	2,270	2,404	2,442	6,667	7,628
Other real estate expense	68	120	83	110	219	271	391
Net (gain) loss on sale or write-down of other real estate	(115)	(54)	(177)	91	(2)	(346)	130
Other noninterest expense	8,610	8,534	8,486	8,907	8,911	25,630	26,907
Total noninterest expense	80,699	80,821	78,571	80,804	81,760	240,091	245,416
Income before income taxes	102,864	103,175	103,784	104,523	103,833	309,823	298,512
Provision for income taxes	21,106	20,917	21,382	21,192	21,310	63,405	60,031
Net income available to common shareholders	$81,758	$82,258	$82,402	$83,331	$82,523	$246,418	$238,481

(C) Interest income on securities was reduced by net premium amortization of $8,027, $7,607, $6,589, $7,338 and $8,073 for the three-month periods ended September 30, 2019, June 30, 2019, March 31, 2019, December 31, 2018 and September 30, 2018, respectively, and $22,223 and $24,276 for the nine-month periods ended September 30, 2019 and September 30, 2018, respectively.

Prosperity Bancshares, Inc. ®

Financial Highlights (Unaudited)

(Dollars and share amounts in thousands, except per share data and market prices)

	Three Months Ended					Year-to-Date
	Sep 30, 2019	Jun 30, 2019	Mar 31, 2019	Dec 31, 2018	Sep 30, 2018	Sep 30, 2019	Sep 30, 2018
Profitability
Net income (D) (E)	$81,758	$82,258	$82,402	$83,331	$82,523	$246,418	$238,481

Basic earnings per share	$1.19	$1.18	$1.18	$1.19	$1.18	$3.55	$3.42
Diluted earnings per share	$1.19	$1.18	$1.18	$1.19	$1.18	$3.55	$3.42

Return on average assets (F)	1.47%	1.46%	1.46%	1.47%	1.46%	1.47%	1.41%
Return on average common equity (F)	7.89%	7.92%	8.05%	8.25%	8.30%	7.95%	8.11%
Return on average tangible common equity (F) (G)	14.77%	14.82%	15.24%	15.84%	16.17%	14.94%	16.03%
Tax equivalent net interest margin (D) (E) (H)	3.16%	3.16%	3.20%	3.15%	3.15%	3.17%	3.20%
Efficiency ratio (G) (I)	43.70%	43.74%	42.94%	43.20%	43.50%	43.46%	43.88%

Liquidity and Capital Ratios
Equity to assets	18.68%	18.45%	18.38%	17.86%	17.67%	18.68%	17.67%
Common equity tier 1 capital	16.68%	16.59%	16.76%	16.32%	15.94%	16.68%	15.94%
Tier 1 risk-based capital	16.68%	16.59%	16.76%	16.32%	15.94%	16.68%	15.94%
Total risk-based capital	17.34%	17.25%	17.42%	16.99%	16.60%	17.34%	16.60%
Tier 1 leverage capital	10.86%	10.67%	10.59%	10.23%	9.94%	10.86%	9.94%
Period end tangible equity to period end tangible assets (G)	10.90%	10.75%	10.66%	10.21%	9.97%	10.90%	9.97%

Other Data
Weighted-average shares used in computing earnings per common share
Basic	68,738	69,806	69,847	69,838	69,838	69,463	69,815
Diluted	68,738	69,806	69,847	69,838	69,838	69,463	69,815
Period end shares outstanding	68,397	69,261	69,846	69,847	69,838	68,397	69,838
Cash dividends paid per common share	$0.41	$0.41	$0.41	$0.41	$0.36	$1.23	$1.08
Book value per common share	$60.34	$59.60	$58.84	$58.02	$57.21	$60.34	$57.21
Tangible book value per common share (G)	$32.12	$31.72	$31.17	$30.34	$29.50	$32.12	$29.50

Common Stock Market Price
High	$71.86	$74.50	$75.36	$72.24	$76.25	$75.36	$79.20
Low	$62.17	$61.85	$61.65	$57.01	$67.27	$61.65	$67.27
Period end closing price	$70.63	$66.05	$69.06	$62.30	$69.35	$70.63	$69.35
Employees – FTE	3,044	3,046	3,065	3,036	3,029	3,044	3,029
Number of banking centers	243	243	242	242	242	243	242

(D) Includes purchase accounting adjustments for the periods presented as follows:

	Three Months Ended					Year-to-Date
	Sep 30, 2019	Jun 30, 2019	Mar 31, 2019	Dec 31, 2018	Sep 30, 2018	Sep 30, 2019	Sep 30, 2018
Loan discount accretion
ASC 310-20	$1,006	$880	$1,474	$1,289	$1,287	$3,360	$4,379
ASC 310-30	$277	$347	$319	$1,614	$2,170	$943	$6,627
Securities net amortization	$157	$255	$234	$270	$291	$646	$1,134
Time deposits amortization	—	—	—	—	—	—	$106

(E) Using effective tax rate of 20.5%, 20.3%, 20.6%, 20.3% and 20.5% for the three-month periods ended September 30, 2019, June 30, 2019, March 31, 2019, December 31, 2018 and September 30, 2018, respectively, and 20.5% and 20.1% for the nine-month periods ended September 30, 2019 and September 30, 2018, respectively.

(F) Interim periods annualized.

(G) Refer to the "Notes to Selected Financial Data" at the end of this Earnings Release for a reconciliation of this non-GAAP financial measure to the nearest GAAP financial measure.

(H) Net interest margin for all periods presented is based on average balances on an actual 365 day basis.

(I) Calculated by dividing total noninterest expense, excluding credit loss provisions, by net interest income plus noninterest income, excluding net gains and losses on the sale of assets and securities. Additionally, taxes are not part of this calculation.

Prosperity Bancshares, Inc.®

Financial Highlights (Unaudited)

(Dollars in thousands)

YIELD ANALYSIS	Three Months Ended
	Sep 30, 2019				Jun 30, 2019				Sep 30, 2018
	Average Balance	Interest Earned/ Interest Paid	Average Yield/ Rate	(J)	Average Balance	Interest Earned/ Interest Paid	Average Yield/ Rate	(J)	Average Balance	Interest Earned/ Interest Paid	Average Yield/ Rate	(J)
Interest-Earning Assets:
Loans	$10,610,349	$134,943	5.05%		$10,520,425	$133,525	5.09%		$10,208,171	$128,645	5.00%
Investment securities	8,758,056	50,872	2.30%	(K)	9,185,877	53,944	2.36%	(K)	9,647,744	55,705	2.29%	(K)
Federal funds sold and other earning assets	74,751	363	1.93%		64,335	318	1.98%		67,974	326	1.90%
Total interest-earning assets	19,443,156	186,178	3.80%		19,770,637	187,787	3.81%		19,923,889	184,676	3.68%
Allowance for credit losses	(86,996)				(86,158)				(85,254)
Noninterest-earning assets	2,849,936				2,842,478				2,820,156
Total assets	$22,206,096				$22,526,957				$22,658,791

Interest-Bearing Liabilities:
Interest-bearing demand deposits	$3,575,249	$5,602	0.62%		$3,714,968	$5,813	0.63%		$3,676,452	$4,699	0.51%
Savings and money market deposits	5,524,277	12,588	0.90%		5,647,494	12,722	0.90%		5,465,143	9,206	0.67%
Certificates and other time deposits	2,083,803	8,749	1.67%		2,057,033	8,027	1.57%		2,055,652	5,303	1.02%
Other borrowings	749,814	4,335	2.29%		883,557	5,556	2.52%		1,447,328	7,583	2.08%
Securities sold under repurchase agreements	315,277	914	1.15%		288,666	831	1.15%		288,706	566	0.78%
Total interest-bearing liabilities	12,248,420	32,188	1.04%	(L)	12,591,718	32,949	1.05%	(L)	12,933,281	27,357	0.84%	(L)

Noninterest-bearing liabilities:
Noninterest-bearing demand deposits	5,701,419				5,674,615				5,646,183
Other liabilities	111,526				108,246				102,092
Total liabilities	18,061,365				18,374,579				18,681,556
Shareholders' equity	4,144,731				4,152,378				3,977,235
Total liabilities and shareholders' equity	$22,206,096				$22,526,957				$22,658,791

Net interest income and margin		$153,990	3.14%			$154,838	3.14%			$157,319	3.13%
Non-GAAP to GAAP reconciliation:
Tax equivalent adjustment		791				827				879
Net interest income and margin (tax equivalent basis)		$154,781	3.16%			$155,665	3.16%			$158,198	3.15%

(J) Annualized and based on an actual 365 day basis.

(K) Yield on securities was impacted by net premium amortization of $8,027, $7,607 and $8,073 for the three-month periods ended September 30, 2019, June 30, 2019 and September 30, 2018, respectively.

(L) Total cost of funds, including noninterest bearing deposits, was 0.71%, 0.72% and 0.58% for the three months ended September 30, 2019, June 30 and September 30, 2018, respectively.

Prosperity Bancshares, Inc.®

Financial Highlights (Unaudited)

(Dollars in thousands)

YIELD ANALYSIS	Year-to-Date
	Sep 30, 2019				Sep 30, 2018
	Average Balance	Interest Earned/ Interest Paid	Average Yield/ Rate	(M)	Average Balance	Interest Earned/ Interest Paid	Average Yield/ Rate	(M)
Interest-Earning Assets:
Loans	$10,508,469	$398,533	5.07%		$10,081,649	$373,336	4.95%
Investment securities	9,079,314	160,464	2.36%	(N)	9,720,089	165,739	2.28%	(N)
Federal funds sold and other earning assets	70,320	1,083	2.06%		76,516	940	1.64%
Total interest-earning assets	19,658,103	560,080	3.81%		19,878,254	540,015	3.63%
Allowance for credit losses	(86,556)				(83,853)
Noninterest-earning assets	2,852,098				2,817,700
Total assets	$22,423,645				$22,612,101

Interest-Bearing Liabilities:
Interest-bearing demand deposits	$3,810,765	$18,227	0.64%		$4,010,724	$14,745	0.49%
Savings and money market deposits	5,548,375	36,494	0.88%		5,428,577	21,157	0.52%
Certificates and other time deposits	2,067,940	23,908	1.55%		2,105,807	13,839	0.88%
Other borrowings	825,733	15,208	2.46%		1,152,909	16,602	1.93%
Securities sold under repurchase agreements	292,347	2,504	1.15%		305,297	1,327	0.58%
Total interest-bearing liabilities	12,545,160	96,341	1.03%	(O)	13,003,314	67,670	0.70%	(O)

Noninterest-bearing liabilities:
Noninterest-bearing demand deposits	5,645,145				5,601,370
Other liabilities	102,299				86,301
Total liabilities	18,292,604				18,690,985
Shareholders' equity	4,131,041				3,921,116
Total liabilities and shareholders' equity	$22,423,645				$22,612,101

Net interest income and margin		$463,739	3.15%			$472,345	3.18%
Non-GAAP to GAAP reconciliation:
Tax equivalent adjustment		2,481				2,723
Net interest income and margin (tax equivalent basis)		$466,220	3.17%			$475,068	3.20%

(M) Annualized and based on an actual 365 day basis.

(N) Yield on securities was impacted by net premium amortization of $22,223 and $24,276 for the nine-month periods ended September 30, 2019 and 2018, respectively.

(O) Total cost of funds, including noninterest bearing deposits, was 0.71% and 0.49% for the nine-month periods ended September 30, 2019 and 2018, respectively.

Prosperity Bancshares, Inc.®

Financial Highlights (Unaudited)

(Dollars in thousands)

	Three Months Ended
	Sep 30, 2019	Jun 30, 2019	Mar 31, 2019	Dec 31, 2018	Sep 30, 2018
YIELD TREND (P)

Interest-Earning Assets:
Loans	5.05%	5.09%	5.08%	5.02%	5.00%
Investment securities (Q)	2.30%	2.36%	2.43%	2.35%	2.29%
Federal funds sold and other earning assets	1.93%	1.98%	2.27%	1.57%	1.90%
Total interest-earning assets	3.80%	3.81%	3.82%	3.73%	3.68%

Interest-Bearing Liabilities:
Interest-bearing demand deposits	0.62%	0.63%	0.67%	0.57%	0.51%
Savings and money market deposits	0.90%	0.90%	0.83%	0.73%	0.67%
Certificates and other time deposits	1.67%	1.57%	1.40%	1.23%	1.02%
Other borrowings	2.29%	2.52%	2.55%	2.34%	2.08%
Securities sold under repurchase agreements	1.15%	1.15%	1.13%	0.92%	0.78%
Total interest-bearing liabilities	1.04%	1.05%	0.99%	0.93%	0.84%

Net Interest Margin	3.14%	3.14%	3.18%	3.13%	3.13%
Net Interest Margin (tax equivalent)	3.16%	3.16%	3.20%	3.15%	3.15%

(P) Annualized and based on average balances on an actual 365 day basis.

(Q) Yield on securities was impacted by net premium amortization of $8,027, $7,607, $6,589, $7,338 and $8,073 for the three-month periods ended September 30, 2019, June 30, 2019, March 31, 2019, December 31, 2018 and September 30, 2018, respectively.

Prosperity Bancshares, Inc.®

Financial Highlights (Unaudited)

(Dollars in thousands)

	Three Months Ended
	Sep 30, 2019	Jun 30, 2019	Mar 31, 2019	Dec 31, 2018	Sep 30, 2018
Balance Sheet Averages
Loans	$10,610,349	$10,520,425	$10,392,235	$10,319,596	$10,208,171
Investment securities	8,758,056	9,185,877	9,299,963	9,499,166	9,647,744
Federal funds sold and other earning assets	74,751	64,335	71,842	100,339	67,974
Total interest-earning assets	19,443,156	19,770,637	19,764,040	19,919,101	19,923,889
Allowance for credit losses	(86,996)	(86,158)	(86,507)	(86,464)	(85,254)
Cash and due from banks	230,986	227,653	266,316	252,481	232,643
Goodwill	1,900,845	1,900,845	1,900,845	1,900,845	1,900,845
Core deposit intangibles, net	29,682	30,933	32,243	33,580	35,041
Other real estate	997	2,053	2,100	1,325	9,193
Fixed assets, net	263,495	260,054	257,811	257,726	256,458
Other assets	423,931	420,940	404,724	415,412	385,976
Total assets	$22,206,096	$22,526,957	$22,541,572	$22,694,006	$22,658,791

Noninterest-bearing deposits	$5,701,419	$5,674,615	$5,557,821	$5,785,882	$5,646,183
Interest-bearing demand deposits	3,575,249	3,714,968	4,148,377	3,720,133	3,676,452
Savings and money market deposits	5,524,277	5,647,494	5,472,789	5,382,699	5,465,143
Certificates and other time deposits	2,083,803	2,057,033	2,062,753	2,087,871	2,055,652
Total deposits	16,884,748	17,094,110	17,241,740	16,976,585	16,843,430
Other borrowings	749,814	883,557	844,873	1,297,917	1,447,328
Securities sold under repurchase agreements	315,277	288,666	272,630	285,984	288,706
Other liabilities	111,526	108,246	86,868	95,124	102,092
Shareholders' equity	4,144,731	4,152,378	4,095,461	4,038,396	3,977,235
Total liabilities and equity	$22,206,096	$22,526,957	$22,541,572	$22,694,006	$22,658,791

Prosperity Bancshares, Inc.®

Financial Highlights (Unaudited)

(Dollars in thousands)

	Sep 30, 2019		Jun 30, 2019		Mar 31, 2019		Dec 31, 2018		Sep 30, 2018
Period End Balances

Loan Portfolio
Commercial and industrial	$1,120,913	10.5%	$1,158,657	10.9%	$1,117,753	10.7%	$1,111,089	10.7%	$1,159,735	11.3%
Construction, land development and other land loans	1,764,648	16.5%	1,739,308	16.4%	1,709,283	16.4%	1,622,289	15.7%	1,560,142	15.2%
1-4 family residential	2,472,907	23.2%	2,456,506	23.2%	2,444,434	23.5%	2,438,949	23.5%	2,440,157	23.7%
Home equity	250,775	2.3%	256,772	2.4%	262,276	2.5%	267,960	2.6%	273,608	2.7%
Commercial real estate (includes multi-family residential)	3,652,176	34.3%	3,551,668	33.6%	3,496,688	33.6%	3,538,557	34.1%	3,507,223	34.1%
Agriculture (includes farmland)	729,585	6.8%	736,470	7.0%	708,348	6.8%	729,501	7.0%	705,750	6.8%
Consumer and other	342,839	3.2%	321,023	3.0%	294,405	2.8%	289,486	2.8%	281,112	2.7%
Energy	339,502	3.2%	366,971	3.5%	380,835	3.7%	372,482	3.6%	365,119	3.5%
Total loans	$10,673,345		$10,587,375		$10,414,022		$10,370,313		$10,292,846

Deposit Types
Noninterest-bearing DDA	$5,784,002	34.2%	$5,691,236	33.7%	$5,673,707	33.0%	$5,666,115	32.8%	$5,700,242	34.1%
Interest-bearing DDA	3,564,419	21.0%	3,530,581	20.9%	3,875,109	22.5%	4,124,412	23.9%	3,551,456	21.2%
Money market	3,457,728	20.4%	3,438,164	20.3%	3,302,445	19.2%	3,115,531	18.1%	3,100,310	18.5%
Savings	2,027,621	12.0%	2,158,159	12.8%	2,293,134	13.3%	2,271,170	13.2%	2,291,952	13.7%
Certificates and other time deposits	2,096,150	12.4%	2,069,489	12.3%	2,053,375	12.0%	2,079,330	12.0%	2,089,804	12.5%
Total deposits	$16,929,920		$16,887,629		$17,197,770		$17,256,558		$16,733,764

Loan to Deposit Ratio	63.0%		62.7%		60.6%		60.1%		61.5%

Prosperity Bancshares, Inc.®

Financial Highlights (Unaudited)

(Dollars in thousands)

Construction Loans

	Sep 30, 2019		Jun 30, 2019		Mar 31, 2019		Dec 31, 2018		Sep 30, 2018

Single family residential construction	$462,714	26.2%	$446,868	25.7%	$454,041	26.5%	$441,487	27.2%	$422,738	27.1%
Land development	80,711	4.6%	87,825	5.0%	84,562	4.9%	89,226	5.5%	89,357	5.7%
Raw land	171,609	9.7%	168,531	9.7%	156,674	9.2%	152,516	9.4%	137,400	8.8%
Residential lots	123,265	7.0%	121,586	7.0%	119,301	7.0%	124,429	7.6%	122,366	7.8%
Commercial lots	102,084	5.8%	105,633	6.1%	92,683	5.4%	92,234	5.7%	95,982	6.1%
Commercial construction and other	825,001	46.7%	809,680	46.5%	802,996	47.0%	723,740	44.6%	693,917	44.5%
Net unaccreted discount	(736)		(815)		(974)		(1,343)		(1,618)
Total construction loans	$1,764,648		$1,739,308		$1,709,283		$1,622,289		$1,560,142

Non-Owner Occupied Commercial Real Estate Loans by Metropolitan Statistical Area (MSA) as of September 30, 2019

	Houston	Dallas	Austin	OK City	Tulsa	Other (R)	Total
Collateral Type
Shopping center/retail	$261,581	$63,644	$24,892	$14,627	$31,282	$141,383	$537,409
Commercial and industrial buildings	122,025	33,309	13,649	10,703	20,765	78,210	278,661
Office buildings	79,109	117,264	62,387	43,436	6,416	73,076	381,688
Medical buildings	31,474	3,906	12,995	22,664	26,402	49,687	147,128
Apartment buildings	50,346	13,781	16,319	11,125	8,920	126,836	227,327
Hotel	50,726	83,816	23,287	30,905	-	129,757	318,491
Other	49,895	14,731	16,608	10,781	4,667	84,401	181,083
Total	$645,156	$330,451	$170,137	$144,241	$98,452	$683,350	$2,071,787	(S)

Acquired Loans

	Acquired Loans Accounted for Under ASC 310-20			Acquired Loans Accounted for Under ASC 310-30			Total Loans Accounted for Under ASC 310-20 and 310-30
	Balance at Acquisition Date	Balance at Jun 30, 2019	Balance at Sep 30, 2019	Balance at Acquisition Date	Balance at Jun 30, 2019	Balance at Sep 30, 2019	Balance at Acquisition Date		Balance at Jun 30, 2019	Balance at Sep 30, 2019
Loan marks:
Acquired banks (T)	$229,080	$12,479	$11,473	$142,128	$2,165	$1,888	$371,208		$14,644	$13,361
Acquired portfolio loan balances:
Acquired banks (T)	5,690,998	467,645	431,319	275,221	10,110	9,630	5,966,219	(U)	477,755	440,949
Acquired portfolio loan balances less loan marks	$5,461,918	$455,166	$419,846	$133,093	$7,945	$7,742	$5,595,011		$463,111	$427,588

(R) Includes other MSA and non-MSA regions.

(S) Represents a portion of total commercial real estate loans of $3.652 billion as of September 30, 2019.

(T) Includes Bank of Texas, Bank Arlington, American State Bank, Community National Bank, First Federal Bank Texas, Coppermark Bank, First Victoria National Bank, The F&M Bank & Trust Company and Tradition Bank.

(U) Actual principal balances acquired.

Prosperity Bancshares, Inc.®

Financial Highlights (Unaudited)

(Dollars in thousands)

	Three Months Ended					Year-to-Date
	Sep 30, 2019	Jun 30, 2019	Mar 31, 2019	Dec 31, 2018	Sep 30, 2018	Sep 30, 2019	Sep 30, 2018
Asset Quality
Nonaccrual loans	$49,973	$37,289	$37,491	$13,147	$13,399	$49,973	$13,399
Accruing loans 90 or more days past due	341	1,594	647	4,004	2,379	341	2,379
Total nonperforming loans	50,314	38,883	38,138	17,151	15,778	50,314	15,778
Repossessed assets	28	670	649	—	110	28	110
Other real estate	815	2,005	2,096	1,805	889	815	889
Total nonperforming assets	$51,157	$41,558	$40,883	$18,956	$16,777	$51,157	$16,777

Nonperforming assets:
Commercial and industrial (includes energy)	$15,974	$17,592	$17,119	$4,435	$6,620	$15,974	$6,620
Construction, land development and other land loans	874	2,296	1,488	3,100	2,046	874	2,046
1-4 family residential (includes home equity)	19,600	16,641	17,508	8,135	4,527	19,600	4,527
Commercial real estate (includes multi-family residential)	14,384	4,352	4,166	2,982	3,254	14,384	3,254
Agriculture (includes farmland)	285	616	542	256	262	285	262
Consumer and other	40	61	60	48	68	40	68
Total	$51,157	$41,558	$40,883	$18,956	$16,777	$51,157	$16,777
Number of loans/properties	89	92	84	83	83	89	83
Allowance for credit losses at end of period	$87,061	$87,006	$86,091	$86,440	$85,996	$87,061	$85,996

Net charge-offs (Recoveries):
Commercial and industrial (includes energy)	$(83)	$(828)	$1,719	$(685)	$657	$808	$9,720
Construction, land development and other land loans	(6)	7	-	97	(1)	1	121
1-4 family residential (includes home equity)	(9)	11	(3)	42	11	(1)	382
Commercial real estate (includes multi-family residential)	(1)	(1)	(1)	34	(10)	(3)	1,478
Agriculture (includes farmland)	278	46	(1,278)	(54)	(113)	(954)	(219)
Consumer and other	867	650	612	1,122	774	2,129	1,913
Total	$1,046	$(115)	$1,049	$556	$1,318	$1,980	$13,395

Asset Quality Ratios
Nonperforming assets to average interest-earning assets	0.26%	0.21%	0.21%	0.10%	0.08%	0.26%	0.08%
Nonperforming assets to loans and other real estate	0.48%	0.39%	0.39%	0.18%	0.16%	0.48%	0.16%
Net charge-offs to average loans (annualized)	0.04%	—	0.04%	0.02%	0.05%	0.03%	0.18%
Allowance for credit losses to total loans	0.82%	0.82%	0.83%	0.83%	0.84%	0.82%	0.84%
Allowance for credit losses to total loans (excluding acquired loans accounted for under ASC Topics 310-20 and 310-30) (G)	0.85%	0.86%	0.87%	0.88%	0.88%	0.85%	0.88%

Prosperity Bancshares, Inc.®

Notes to Selected Financial Data (Unaudited)

(Dollars and share amounts in thousands, except per share data)

Consolidated Financial Highlights

NOTES TO SELECTED FINANCIAL DATA

Prosperity’s management uses certain non-GAAP (generally accepted accounting principles) financial measures to evaluate its performance. Specifically, Prosperity reviews tangible book value per share, return on average tangible common equity, the tangible equity to tangible assets ratio and the efficiency ratio, excluding net gains and losses on the sale of assets and securities, for internal planning and forecasting purposes. In addition, due to the application of purchase accounting, Prosperity uses certain non-GAAP financial measures and ratios that exclude the impact of these items to evaluate its allowance for credit losses to total loans (excluding acquired loans accounted for under ASC Topics 310-20 and 310-30). Prosperity has included information below relating to these non-GAAP financial measures for the applicable periods presented.

	Three Months Ended					Year-to-Date
	Sep 30, 2019	Jun 30, 2019	Mar 31, 2019	Dec 31, 2018	Sep 30, 2018	Sep 30, 2019	Sep 30, 2018
Reconciliation of return on average common equity to return on average tangible common equity:
Net income	$81,758	$82,258	$82,402	$83,331	$82,523	$246,418	$238,481
Average shareholders' equity	$4,144,731	$4,152,378	$4,095,461	$4,038,396	$3,977,235	$4,131,041	$3,921,116
Less: Average goodwill and other intangible assets	(1,930,527)	(1,931,778)	(1,933,088)	(1,934,425)	(1,935,886)	(1,931,788)	(1,937,386)
Average tangible shareholders’ equity	$2,214,204	$2,220,600	$2,162,373	$2,103,971	$2,041,349	$2,199,253	$1,983,730
Return on average tangible common equity (F)	14.77%	14.82%	15.24%	15.84%	16.17%	14.94%	16.03%

Reconciliation of book value per share to tangible book value per share:
Shareholders’ equity	$4,126,806	$4,127,895	$4,109,790	$4,052,824	$3,995,697	$4,126,806	$3,995,697
Less: Goodwill and other intangible assets	(1,929,896)	(1,931,144)	(1,932,409)	(1,933,728)	(1,935,140)	(1,929,896)	(1,935,140)
Tangible shareholders’ equity	$2,196,910	$2,196,751	$2,177,381	$2,119,096	$2,060,557	$2,196,910	$2,060,557

Period end shares outstanding	68,397	69,261	69,846	69,847	69,838	68,397	69,838
Tangible book value per share:	$32.12	$31.72	$31.17	$30.34	$29.50	$32.12	$29.50

Reconciliation of equity to assets ratio to period end tangible equity to period end tangible assets ratio:
Tangible shareholders’ equity	$2,196,910	$2,196,751	$2,177,381	$2,119,096	$2,060,557	$2,196,910	$2,060,557
Total assets	$22,092,817	$22,375,221	$22,354,241	$22,693,402	$22,612,583	$22,092,817	$22,612,583
Less: Goodwill and other intangible assets	(1,929,896)	(1,931,144)	(1,932,409)	(1,933,728)	(1,935,140)	(1,929,896)	(1,935,140)
Tangible assets	$20,162,921	$20,444,077	$20,421,832	$20,759,674	$20,677,443	$20,162,921	$20,677,443
Period end tangible equity to period end tangible assets ratio:	10.90%	10.75%	10.66%	10.21%	9.97%	10.90%	9.97%

Reconciliation of allowance for credit losses to total loans to allowance for credit losses to total loans, excluding acquired loans:
Allowance for credit losses	$87,061	$87,006	$86,091	$86,440	$85,996	$87,061	$85,996
Total loans	$10,673,345	$10,587,375	$10,414,022	$10,370,313	$10,292,846	$10,673,345	$10,292,846
Less: Fair value of acquired loans (acquired portfolio loan balances less loan marks)	$427,588	$463,111	$485,415	$520,595	$572,095	$427,588	$572,095
Total loans less acquired loans	$10,245,757	$10,124,264	$9,928,607	$9,849,718	$9,720,751	$10,245,757	$9,720,751
Allowance for credit losses to total loans, excluding acquired loans (non-GAAP basis)	0.85%	0.86%	0.87%	0.88%	0.88%	0.85%	0.88%

Reconciliation of efficiency ratio to efficiency ratio, excluding net gains and losses on the sale of assets and securities:
Noninterest expense	$80,699	$80,821	$78,571	$80,804	$81,760	$240,091	$245,416

Net interest income	$153,990	$154,838	$154,911	$157,248	$157,319	$463,739	$472,345
Noninterest income	30,673	29,958	28,144	29,079	30,624	88,775	86,933
Less: net (loss) gain on sale of assets	(3)	2	58	(715)	4	57	(40)
Less: net loss on sale of securities	—	—	—	—	—	—	(13)
Noninterest income excluding net gains and losses on the sale of assets and securities	30,676	29,956	28,086	29,794	30,620	88,718	86,986
Total income excluding net gains and losses on the sale of assets and securities	$184,666	$184,794	$182,997	$187,042	$187,939	$552,457	$559,331
Efficiency ratio, excluding net gains and losses on the sale of assets and securities	43.70%	43.74%	42.94%	43.20%	43.50%	43.46%	43.88%